# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Outlook Therapeutics, Inc., CIK 0001649989
CUSIP: 69012T305
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 111 S. Wood Avenue, Unit #100, Iselin, New Jersey (NJ), 08830
Date of event which requires filing of this statement: 03/11/2025
Amends the filing with accession number 0000947871-22-000750
Filed by CIK 0001804598
Persons authorized to receive notices and communications: GMS Ventures and Investments, Intertrust Corporate Services(Cayman)Ltd, 190 Elgin Avenue, George Town,, Grand Cayman, Cayman Islands (E9), KYI-9007, 962 6 582 7999; Allen Overy Shearman Sterling, Bank of America Tower, 800 Capitol Street, Suite 2200, Houston, Texas (TX), 77002, (713) 354-4900

## Reporting persons
- GMS VENTURES & INVESTMENTS (CIK 0001804598): type of reporting person: investment company (IV); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 16,183,787; sole dispositive power 0; shared dispositive power 16,183,187; aggregate amount beneficially owned 16,183,187 (41.6% of the class)
- SUKHTIAN GHIATH M. (CIK 0001717441): type of reporting person: other (OO); citizenship or place of organization: Jordan (M2); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,183,787; sole dispositive power 0; shared dispositive power 16,183,787; aggregate amount beneficially owned 16,183,787 (41.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Outlook Therapeutics, Inc.
Address of issuer's principal executive offices: 111 S. Wood Avenue, Unit #100, Iselin, New Jersey (NJ), 08830
Comment: This Amendment No. 4 ("Amendment No. 4") to Schedule 13D supplements and amends the statement on Schedule 13D of GMS Ventures and Investments ("GMS Ventures") and Ghiath M. Sukhtian ("Sukhtian" and, together with GMS Ventures, the "Reporting Persons") originally filed with the SEC on July 7, 2022, as amended by Amendment No. 1 thereto, filed with the SEC on December 29, 2022, Amendment No. 2 thereto, filed with the SEC on March 20, 2024 and Amendment No. 3 thereto, filed with the SEC on January 22, 2025 (together, as so amended, the "Schedule 13D"). Except as otherwise specified in this Amendment No. 4, all items in the Schedule 13D remain unchanged. All capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Schedule 13D. The Reporting Persons are filing this Amendment No. 4 to report certain changes in their beneficial ownership of Shares of the Issuer as result of the approval of an amendment to the Issuer's Restated Certificate of Incorporation.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following disclosure is based upon 32,017,179 outstanding Shares of the Issuer as of January 24, 2025, as set forth in the Issuer's Registration Statement on Form S-3, filed with the SEC on February 28, 2025, plus 3,458,571 Shares underlying Tranche A Inducement Warrants and 3,458,571 Shares underlying Tranche B Inducement Warrants.
As of the date hereof, GMS Ventures directly owns 9,266,645 Shares and 6,917,142 warrants to purchase Shares, representing a total of 16,183,787 Shares beneficially owned by GMS Ventures. This represents approximately 41.6% of the outstanding Shares, calculated pursuant to Rule 13d-3 under the Act.
Sukhtian is the holder of a controlling interest in GMS Holdings, which is the sole owner of GMS Ventures. By virtue of such relationship, Sukhtian may be deemed to beneficially own the securities held by GMS Ventures for purposes of Rule 13d-3 under the Act. This represents approximately 41.6% of the outstanding Shares calculated pursuant to Rule 13d-3 under the Act.
Number of shares as to which each person has sole or shared power to vote or dispose:
GMS Ventures:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 16,183,787
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 16,183,787
Sukhtian:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 16,183,787
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 16,183,787
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
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Exhibit Description
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1. Joint Filing Agreement, between Ghiath M. Sukhtian and GMS Ventures and Investments, dated January 22, 2025.*
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2. Amended & Restated Investor Rights Agreement by and between Outlook Therapeutics,
Inc. and GMS Ventures and Investments, dated as of April 21, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K, filed with the SEC on April 22, 2022).
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3. Power of Attorney by Ghiath M. Sukhtian, dated as of December 30, 2019 (incorporated by reference to Exhibit 24.4 to the Form 4 filed by Ghiath M. Sukhtian with the SEC on
January 29, 2020).
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4. Power of Attorney by GMS Ventures and Investments, dated as of February 25, 2020
(incorporated by reference to Exhibit 24.1 to the Form 3 filed by GMS Ventures and
Investments with the SEC on February 27, 2020).
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5. Form of Inducement Letter, dated as of January 16, 2025 (incorporated by reference to
Exhibit 10.1 of to the Issuer's Form 8-K, filed with the SEC on January 16, 2025).
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6. Form of Common Stock Purchase Warrant of Outlook Therapeutics, Inc. (incorporated by reference to Exhibit 4.1 of to the Issuer's Form 8-K, filed with the SEC on January
16, 2025).
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7. Form of Common Stock Purchase Warrant of Outlook Therapeutics, Inc. (incorporated by reference to Exhibit 4.2 of to the Issuer's Form 8-K, filed with the SEC on January 16,
2025).
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* Filed herewith.

## Signatures
- GMS VENTURES & INVESTMENTS: /s/ Lawrence A. Kenyon, Lawrence A. Kenyon/Attorney-in-Fact (03/12/2025)
- SUKHTIAN GHIATH M.: /s/ Lawrence A. Kenyon, Lawrence A. Kenyon/Attorney-in-Fact (03/12/2025)